[redacted]

14040234

SECU1 .MISSION

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-25976 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen Equity Finance LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue

(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons 646-562-1803

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *of individual, state last, first, middle name*)

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SEC Mail Processing Section
MAR 04 2014
Washington DC
406

cm

DD 3/31/14

# OATH OR AFFIRMATION

I, John Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen Equity Finance LP, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James R. Simmons
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires 12/31/14

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Cowen Equity Finance LP

## Statement of Financial Condition
## December 31, 2013

# Cowen Equity Finance LP

**Statement of Financial Condition**
**December 31, 2013**

# Cowen Equity Finance LP
## Index
## December 31, 2013

pwc

## Independent Auditor's Report

To the Partners and Board of Managers of
Cowen Equity Finance LP:

We have audited the accompanying statement of financial condition of Cowen Equity Finance LP (the "Partnership") as of December 31, 2013.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the accompanying statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cowen Equity Finance LP at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 20, 2014

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

# Cowen Equity Finance LP
## Statement of Financial Condition
## December 31, 2013

*(in thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 821 |
| Securities owned, at fair value | | 1,897 |
| Receivable from brokers, dealers and clearing organizations | | 935,459 |
| Deposits with clearing organizations | | 4,667 |
| Other assets | | 118 |
| Total assets | $ | 942,962 |
| **Liabilities and Partners' Capital** | | |
| Liabilities | | |
| Securities sold, not yet purchased at fair value | $ | 4,807 |
| Payable to brokers, dealers and clearing organizations | | 921,600 |
| Due to related parties | | 2,796 |
| Other liabilities | | 852 |
| Total liabilities | | 930,055 |
| Commitments and contingencies (Note 9) | | |
| Partners' capital | | 12,907 |
| Total liabilities and partners' capital | $ | 942,962 |

The accompanying notes are an integral part of this financial statement.

### 1. Organization and Activities

Cowen Equity Finance LP (the "Partnership"), a Delaware limited partnership, is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Partnership is a wholly owned subsidiary of Cowen Equity Finance Group LLC ("Cowen"), which is a wholly owned subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). The Partnership engages in securities borrowing and lending activities with other brokers and dealers. Cowen is the General Partner and Cowen Structured Holdings Inc. ("CSH") is the limited partner of the Partnership.

### 2. Significant Accounting Policies

**Basis of Presentation**
The Partnership's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

**Use of Estimates**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

**Revenue Recognition**
Securities borrow and loan rebates are recognized on a trade date basis. The rebates are both receivable and payable monthly and are assessed for impairment when outstanding longer than 90 days.

**Cash and Cash Equivalents**
Cash and cash equivalents include cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is primarily concentrated in one financial institution.

**Securities Borrowing and Lending Activities**
Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received in connection with the transactions and are included in receivables from and payables to brokers, dealers and clearing organizations in the statement of financial condition. Securities borrowed transactions require the Partnership to deposit cash collateral with the lender. With respect to securities loaned, the Partnership receives cash collateral from the borrower. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed and loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

**Reverse Conversion Activities**
The Partnership provides liquidity to the securities lending market by engaging in reverse/conversion trades in the equity and listed options markets. The Partnership will buy or sell an equity position and hedge this position with related options. The underlying securities will be loaned out in the securities lending market.

**Fair Value Measurements**
GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Partnership. The Partnership considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Partnership's perceived risk of that instrument.

The following describes the valuation methodologies the Partnership uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

**Equity Securities**
Equity securities are valued based on quoted market prices. Equity securities that trade in active markets are classified within Level 1, and equity securities that trade in inactive markets are classified within Level 2. Equity securities in privately held companies are valued using inputs that are unobservable to the extent observable inputs are not available. Unobservable inputs are developed based on the best information available and play a significant role in the determination of fair market value and are consequently classified within Level 3.

**Options**
Listed options are valued based on quoted market prices and trading activity from their respective exchange. The options trade in generally active markets and are classified within Level 1.

**Contingencies**
In accordance with GAAP, the Partnership establishes reserves for contingencies when the Partnership believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Partnership discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Partnership's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

**Income Taxes**
The Partnership is disregarded for income tax purposes and joins in the consolidated tax return of CGI for U.S. federal, state and local income tax purposes. For financial accounting purposes, the Partnership recognizes taxes based on its separate company taxable amount, as if it operated on a stand-alone basis and filed a separate return with taxing authorities. Federal, state and local income taxes as well as benefits for federal, state, and local net operating losses are allocated based on an informal tax sharing policy between the Partnership and other members of CGI's consolidated group. Under this policy, members of CGI's consolidated group that utilize net operating losses of other members of the consolidated group compensate such loss members for the losses utilized. The Partnership records such compensation as contribution from Parent, consistent with guidance under ASC 740 that applies to partnerships not part of a formal tax sharing agreement.

The Partnership accounts for income taxes in accordance with ASC 740 which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. If applicable, a valuation allowance is established to reduce deferred tax assets to an amount that is more likely than not to be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 requires the Partnership to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 5, "Income Taxes" for additional information and disclosures.

**Accounting Developments**
***Recently Adopted Accounting Pronouncements***
In July 2013, the FASB issued guidance which was directed to eliminate the disparity in practice for the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exist. The guidance requires an entity to present the unrecognized tax benefit as a reduction to the deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward with certain exceptions. The guidance is effective prospectively for reporting periods beginning after December 15, 2013 for all unrecognized tax benefits that exist at the effective date. Early adoption and retrospective application is also permitted. The Partnership is currently evaluating the impact of this guidance on the Partnership's financial condition and results of operations.

## 3. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2013:

| *(in thousands)* | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Equity securities | $ 1,042 | $ 4,650 |
| Options | 855 | 157 |
| Total inventory | $ 1,897 | $ 4,807 |

Securities sold, not yet purchased, at fair value, represent obligations of the Partnership to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the securities in the market at prevailing prices. The Partnership's liability for securities to be delivered is measured at their fair value as of the date of the financial statements.

The following table summarizes the Partnership's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2013:

| *(in thousands)* | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Equity securities | $ 1,014 | $ 28 | $ - | $ 1,042 |
| Options | 855 | - | - | 855 |
| | $ 1,869 | $ 28 | $ - | $ 1,897 |
| **Liabilities** | | | | |
| Equity securities | $ 4,650 | $ - | $ - | $ 4,650 |
| Options | 157 | - | - | 157 |
| | $ 4,807 | $ - | $ - | $ 4,807 |

The Partnership has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which includes ongoing oversight by the valuation committee as well as periodic audits performed by the Parent's internal audit group. The valuation committee is comprised of senior management, including noninvestment professionals, who are responsible for overseeing and monitoring the pricing of the Partnership's investments, including the review of the results of the independent price verification process, approval of new trading asset classes and use of applicable pricing models and approaches.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Partnership takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the valuation committee and the internal audit group. The Partnership reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Partnership reviews a daily profit and loss report, as well as other periodic reports, and analyzes material changes from period-to-period in the valuation of its investments as part of its control procedures.

**Securities Lending and Borrowing Transactions**
As of December 31, 2013, the Partnership has loaned to brokers and dealers, securities having a market value of $881.7 million. In addition, as of December 31, 2013, the Company has borrowed from brokers and dealers, securities having a market value of $892.8 million.

The following tables present the gross and net securities borrowing and lending agreements and the related offsetting amount, as of December 31, 2013.

| *(dollars in thousands)* | As of December 31, 2013 | | | | |
|---|---|---|---|---|---|
| | Gross Amounts Recognized | Gross Amounts Offset on the Statement of Financial Condition (a) | Net Amounts Included on the Statement of Financial Condition | Amounts Not Offset on the Statement of Financial Condition But Eligible for Offsetting Upon Counterparty Default (b) | Net Amounts |
| Securities borrowed | $ 927,773 | $ - | $ 927,773 | $ 927,773 | $ - |
| Securities loaned | 918,577 | - | 918,577 | 918,577 | - |

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(b) Includes the amount of cash collateral held/posted.

**4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2013 approximate fair value and consist of the following:

*(in thousands)*

| | |
|---|---|
| Securities borrowed | $ 927,773 |
| Receivable from brokers, dealers and clearing organizations | 7,686 |
| Total receivable | $ 935,459 |
| Securities loaned | $ 918,577 |
| Payable to brokers, dealers and clearing organizations | 3,023 |
| Total payable | $ 921,600 |

## 5. Income Taxes

The Partnership is a disregarded entity for US income tax purposes with respect to CSH, which is a member of the CGI consolidated tax group. Hence, the taxable results of the Partnership's operations are included in the consolidated federal, state, and local tax returns of CGI.

The Partnership has an informal tax sharing policy with members of the CGI consolidated tax group, and as the Partnership's entire taxable income was offset by losses generated by other members of the CGI consolidated tax group, consistent with guidance under ASC 740 that applies to partnerships not part of a formal tax sharing agreement. The Partnership recorded a contribution from Parent in the amount of $0.7 million.

For the year ended December 31, 2013, the effective tax rate of 39.8% differs from the statutory rate of 35% primarily due to state and local taxes. As of December 31, 2013, the Partnership did not have temporary differences that would create any deferred tax assets or deferred tax liabilities. The Partnership had no net operating loss carryforwards for U.S. tax purposes.

For tax years from 2009 up to its acquisition in 2012 by Cowen, the Partnership was taxed as a partnership under U.S. tax rules and is subject to examination by federal, state and local tax authorities where it had significant operations, such as New York, accordingly. For the portion of 2012 following its acquisition by Cowen and for 2013, the Partnership is subject to examination by the same authorities as part of the CGI consolidated tax group. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. Currently, the Partnership or consolidated tax groups of which it is a member are not undergoing any examination by taxing authorities for any open tax years of the Partnership. Further, management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As such, the Partnership does not have any uncertain tax positions recorded for the year ended December 31, 2013.

## 6. Related Party Transactions

The Partnership has related party transactions with Cowen Services Company, LLC ("CSC"), an affiliate which provides certain administrative, support services and other assistance to the Partnership. At December 31, 2013, the Partnership had a related party balance of $2.8 million with CSC which is included in due to related parties in the statement of financial condition.

## 7. Net Capital Requirements

As a registered broker dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Partnership's required net capital, as defined, is $0.3 million. The Partnership is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2013, the Partnership had net capital of approximately $12.0 million, which was approximately $11.7 million in excess of its minimum net capital requirement.

Pursuant to an exemption under Rule 15c3-3(k)(2)(i), the Partnership is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it does not maintain customer accounts.

## 8. Commitment and Contingencies

In the ordinary course of business, the Partnership and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Partnership and related parties) may be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings could assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these legal actions and proceedings could include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Partnership and related parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Partnership is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Partnership receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Partnership seeks to resolve any litigation and regulatory matters in the manner management believes is in the best interests of the Partnership, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Partnership has evaluated adverse potential litigation claims and based on the information currently available, the Partnership has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable.

**Long-Term Commitments**

The Company entered into agreements with Bloomberg LP and Automated Securities Clearance LLC. As of December 31, 2013, the Company's annual minimum guaranteed payments under these agreements are as follows:

*(in thousands)*

| | |
|---|---|
| 2014 | $ 284 |
| 2015 | 223 |
| 2016 | 132 |
| 2017 | 132 |
| 2018 | 132 |
| 2019 | 22 |
| | $ 925 |

## 9. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Partnership's exposure to market risk is primarily related to fluctuations in the fair values of securities owned and sold, but not yet purchased. Market risk is inherent in financial instruments and risks arise in options from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. The Partnership trades in equity securities as an active participant in both listed and over the counter markets. The Partnership may use a variety of risk management techniques and hedging strategies in the ordinary course of its business to manage its exposures. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Partnership's transactions are conducted within acceptable risk tolerance parameters. Activities include price verification procedures, position reconciliations and reviews of transaction booking.

The Partnership clears all of its securities transactions through clearing organizations on a fully disclosed basis. Pursuant to the terms of the agreements between the Partnership and the clearing organizations, the clearing organizations have the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing brokers, the Partnership believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2013, the Partnership had recorded no liability.

Credit risk is the potential loss the Partnership may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Partnership's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In the normal course of business, the Partnership's activities include agreements to borrow or lend securities. These activities may expose the Partnership to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to us, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations.

In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Partnership may be required to complete the transactions at prevailing prices.

The Partnership manages credit risk by monitoring the credit exposure to and the standing of each counterparty, requiring additional collateral where appropriate, and using master netting agreements whenever possible.

## 10. Subsequent Events

The Partnership has performed an evaluation of subsequent events through February 20, 2014, which is the date the financial statements were available to be issued, and has determined that there were no additional subsequent events requiring adjustment or disclosure to the financial statements.

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